Exhibit 99.1

ZK International’s Consumer Piping Division Signs Initial Contract with One of the Largest Design Firms in China

WENZHOU, CHINA – November 27, 2017 – ZK International Group Co., Ltd. (NASDAQ: ZKIN) (“ZKIN” or the “Company”), a designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products for projects that require sophisticated water or gas pipeline systems, is pleased to announce the signing of an initial framework contract of $300,000 USD for its consumer piping division with one of China's largest interior design and contract companies, Bo Tao Decoration Group Co. Ltd, (“Bo Tao”).

Mr. Yingchen Yang, ZK International's Sales Director of its Consumer Piping Division, stated, “It was a pleasure hosting Bo Tao's Vice President, Mr. Jie Fan, as well as showing 59 branch managers and designers our manufacturing facility, research laboratory and offices. During the tour, the ZK International team provided an overview on the Company’s proprietary products and services, as well as educated the designers how to integrate stainless steel piping products into their plumbing system design. Bo Tao is committed to increase the use of stainless steel piping in interior designing and installation projects due to the benefits that stainless steel products offer, such as anti-corrosion, durability and an elegant aesthetic design.”

Mr. Jie Fan, Vice President of Bo Tao, commented, “We are pleased to partner with ZK International, a prominent manufacturer of high-performance stainless steel pipe in China, to pursue the next generation of piping infrastructure for our projects. We look forward to commencing our working relationship with this initial order and will evaluate other opportunities within the several thousand clients and hundreds of projects we are currently working on that will require the latest technology in piping infrastructure. ZK International's quality product and drinking water delivery made this decision a natural next step in our company’s commitment to provide the highest quality for our clients.”

About Bo Tao Decoration Group Co.

Founded in 1991 and headquartered in Shanghai, Shanghai Bo Tao Decoration Group Co., Ltd is a comprehensive interior design solution provider. It offers interior design, project management and general contracting services. Bo Tao has a construction qualification at national level and a national B-level design qualification. With more than 140 direct-operating and franchising branches across China, more than 300 employees, and 3 billion RMB / 450 million USD in revenue, Bo Tao is one of largest interior designing and contracting companies in China.

Shanghai Bo Tao Decoration Group Co., Ltd is one of China's largest group companies in the industry, focusing on three divisions: Bo Tao Tooling Design, Bo Tao Home Furnishing Square and Jinyue Construction. Some of its clients include Pacific Department Store, Xijiao Hotel, 4-star Long Island Villa, Bank of China and Changshu Star Island Hotel.

Bo Tao Decoration Group Co was named “Shanghai Trust Decoration Company” for 13 consecutive years, “Shanghai's Favorite Home Improvement Brand” for 8 consecutive years and is consistently Shanghai's top 100 Enterprises and Shanghai's Top Ten Home Improvement Enterprises.

The company website is: http://www.BoTaojt.com/.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the “Water Cube” and “Bird’s Nest”, which were venues for the 2008 Beijing Olympics. Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in ZK International’s registration statement on Form F-1 that was filed with the SEC.  Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Senior Vice President
PH: +1 (212) 896-1242
ZKInternational@KCSA.com